February 1, 2021

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“Registrant”)
 on behalf of the following series and classes:

  T. Rowe Price Global Impact Equity Fund (the “Fund”)

   Investor Class

   I Class

 File Nos.: 002-65539 / 811-02958

Dear Mr. Sutcliffe:

The following is in response to your additional comments provided on January 14, 2021, regarding the Registrant’s registration statement filed on Form N-1A on November 4, 2020 (the “Registration Statement”). Your comments and our responses are set forth below.

Prospectus

Comment: We reiterate our previous comment provided on December 21, 2020. The Fund’s name includes the word “Impact.” The staff believes this word suggests a type of investment and therefore the fund should include an 80% policy that covers “impact” under Rule 35d-1 (the “Names Rule”).

Response: We continue to respectfully disagree that the term “impact” connotes a type of investment that requires an 80% policy under the Names Rule. If, in the future, the SEC adopts changes to the Names Rule clarifying how the term “impact” should be treated, or releases a publicly available position regarding the term “impact,” we will add an 80% policy at that time.

In addition, we note that we have updated certain disclosures included in the prospectus for clarity. Specifically, the following sentence has been removed in its entirety:

“Each company selected for inclusion in the fund’s portfolio is capable of achieving and sustaining above-average, long-term earnings and cash flow growth, and its current or future business activities are expected to generate a positive impact under one of the following three impact pillars[.]”

Comment: Please consider adding risk disclosure addressing the fund’s use of third-party data providers.

Response: We will update our risk disclosure to note the risks associated with using third-party data providers.

Comment: In our original comments provided on December 21, 2020, we provided the following comment:

The disclosure indicates that “[t]he minimum threshold is generally a majority of current and/or future revenues or profits, but that threshold may vary for business activities where T. Rowe determines a different metric is more appropriate.” Please elaborate on italicized portion of this sentence. This disclosure leaves a lot of discretion to the fund’s adviser. The minimum threshold is majority of revenue or profits, but then the italicized disclosure allows the metrics to change. This is potentially confusing and needs to be explained further so that it conforms with the bulleted factors listed earlier in the prospectus.

The Fund indicated that it would update its disclosure to clarify the types of circumstances in which the fund may rely on different metrics. The Fund provided a redlined prospectus that stated: “…however, T. Rowe Price may use a different metric in certain circumstances … or in certain circumstances, a lower threshold may be appropriate…”

Please clarify the circumstances in which a lower revenue threshold is appropriate and any additional minimums.

Response: We will clarify the disclosure, requested.

SAI

Comment: We reiterate our original comment provided on December 21, 2020. Part 2 of the SAI includes a recitation of each T. Rowe Price funds’ “fundamental policies.” Policy 4(a) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Pursuant to Item 16(c)(iv) of N-1A, please revise to include “industry or group of industries.” Please add “or group of industries,” unless you have a reason not to. Please explain.

Response: We continue to respectfully disagree.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/ Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.